

Mail Stop 4561

April 7, 2008

By U.S. Mail and Facsimile (202) 393-0105

Daniel R. Herndon
Chairman, President, and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, LA 71101

Re: Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
Filed March 12, 2008
File No. 333-149677

Dear Mr. Herndon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits, including your legality opinion, with your next amendment; they are subject to review.

2.   Please attach all agreements between Home Federal Bancorp and the mortgage loan originator discussed on page 17. In addition, please identify this originator.

Risk Factors
We have a high concentration of loans purchased from a single…originator, page 17

3.   Please include a discussion contemplating the insolvency of this originator if it would
        have a material effect on your business. In addition, disclose how seasoned the loans are
        and, if any have been put back to the originator, provide details.

Risks Related to the Offering; General, page 20

4.   If appropriate, please include a risk factor discussing current market conditions and your
        ability to market and sell shares in the new company.

5.   Consider the need to add a risk factor addressing the risks associated with changing your
        business model from primarily a residential mortgage lender to a commercial lender.

6.   Consider the need to add a risk factor addressing the risks associated with acquiring high
        cost debentures as part of the merger and why you will not be paying them off with the
        proceeds.

Lending Activities; General, page 59

7.   Please represent whether you have any sub-prime exposure or other recently problematic
        loans such as alt-A, teaser rate, or low or no documentation loans. In addition,
        supplementally advise us whether First Louisiana have any exposure to these same type
        loans.

8.   If appropriate, discuss any delinquency or default trends with regard to your adjustable
        rate mortgages.

Proposed Management Purchases, page 106

9.   Please combine the tables on page 106 and 107 in order to show the total percentage that
        management will own of the new company at the midpoint of the offering range.

Effect of the Conversion and Offering on Public Shareholders, page 111

10.   Please make it clear in this section and throughout the prospectus where the exchange
        ratio is discussed, that shareholders will receive less than book value and less than market
        value in exchange for their shares. We note you currently include proforma share prices;
        however, because the conversion will happen regardless of whether the merger is
        approved, the actual value shareholders will receive in exchange for their shares appears
        to be more material.

Effect on the Market and Appraised Value of the Shares Exchanged, page 111

11.   In the last paragraph on page 111, please compare the equivalent price per share based on the exchange ratio to the price per share for investors rather than giving the aggregate subscription price compared to the current value per share.

Tax Effects, page 113

12.   Please change the tense from future to past for verbs describing the delivery of tax opinions.

Tax Aspects, page 127

13.   Please remove the first sentence of this section or clarify why you have not yet received these tax opinions.

14.   Please remove the last two sentences of the first full paragraph on page 128. Elias, Matz, in providing their opinion, has referenced a letter provided by Feldman Financial that does not appear relevant to their tax opinion given the disclaimer included in the last sentence.

Alternate Prospectus

General

15.   Where the exchange rate is discussed, please make it clear to current shareholders of Home Federal Bancorp that they will be receiving less than book value and market value for their shares unless the maximum or supermaximum is sold.

Questions and Answers, page 2

16.   In this section, include what will happen if shareholders vote in favor of the conversion but not the merger.

Risk Factors
First Louisiana Bancshares Stockholders will have less influence…, page 18

17.   Please provide the percent ownership of the new company by shareholders granted stock in the merger if the maximum amount of stock is elected.

Background of the Merger; General, page 27

18.   Please elaborate on the negotiation of material terms of the merger agreement, including price.

19.   Please disclose whether the Board of First Louisiana Bancshares considered approaching other possible merger partners and if not, how they determined they were maximizing value for shareholders.

Home Federal's Reasons for the Merger, page 29

20.   Please disclose whether Home Federal considered any negative aspects to the merger; the ones you have listed on page 30 appear positive or neutral only.

First Louisiana Bancshares' Reasons for the Merger, page 32

21.   Please elaborate on the "strategic options available" alluded to in bullet point three.

Opinion of Financial Advisors

22.   In accordance with Item 1015(b)(4) of Regulation M-A, please disclose any compensation paid to Sandler O'Neill and its affiliates by Home Federal or its affiliates or vice versa over the past two years.

23.   In accordance with Item 1015(b)(4) of Regulation M-A, please disclose any compensation paid to National Capital and its affiliates by First Louisiana Bancshares or its affiliates or vice versa over the past two years.

Exhibit 8.4; Tax Opinion of Hunton & Williams

24.   We note you have disclaimed your responsibility to update your opinion. Please confirm that you intend to file a final version of this opinion immediately prior to acceleration or substitute language to refer to the effective date of the registration statement rather than the date of your opinion.

25.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise the last paragraph.

                                    *   *   *

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt

cc: Phillip Bevan
Elias, Matz, Tiernan & Herrick LLP
734 15th Street, N.W.
12th Floor
Washington, DC 200055